Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING

London, 26 March 2013 – The Company announces that its 2013 Annual General Meeting will be held at 8.30 a.m. on 29 April 2013 at The Vista Board Room, The Royal Yacht Hotel, Weighbridge, St Helier, Jersey JE2 3NF.

A copy of the Notice of the Annual General Meeting is now available to view on the Company’s website at www.randgoldresources.com. Hard copies have been mailed to shareholders.

The Company will be mailing its Annual Report and Accounts to shareholders on 28 March 2013, following which they will be available to view on the Company’s website.

A copy of the Notice of the Annual General Meeting and Form of Proxy for use at the meeting have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386 +44 779 775 2288	+44 779 7711338 +44 1534 735 333	+44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com